Höganäs

February 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA


10015282

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Year End Report 2009



Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com



YEAR-END REPORT

1 January – 31 December 2009

Fourth quarter 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 1,364 (1,353) in the quarter, up 1% year on year. Sales volumes were 27% higher. Demand conditions improved on all markets in the fourth quarter.
- Operating income was MSEK 213 (-32) and income after tax was MSEK 157 (-4). Volume increases and positive effects of cost savings and price increases had a positive impact on profit.
- Earnings per share for the quarter were SEK 4.50 (-0.13).
- Cash flow from operating activities was MSEK 129 (54).
- In the quarter, the net debt/equity ratio multiple reduced to 0.43 from 0.50.

1 January – 31 December 2009 (compared to corresponding period of previous year)

- Net sales were MSEK 4,571 (6,103) in the year, down 25% year on year. Sales volumes were down 23%.
- Operating income was MSEK 298 (527) and income after tax was MSEK 206 (394). The profit deterioration was mainly caused by lower sales volumes, especially during the first half-year.
- Earnings per share were SEK 5.92 (11.31).
- Cash flow from operating activities was MSEK 855 (564).
- The Board is proposing a cash dividend of SEK 3.00 per share (3.00).
- The outlook for a progressive improvement in demand is unchanged since the third quarter. The market remains weak in most countries apart from China and India, but demand conditions improved through the year.

CEO's comments — fourth quarter: record volumes in Asia, positive earnings performance and PoP Centre opening

The market performed robustly in the fourth quarter, especially in Asia. Sales volumes in China and India were the highest ever. However, the demand situation going into 2010 remains uncertain. Accordingly, the group has maintained a sharp focus on costs and cash flow. Meanwhile, we are making major initiatives in research and development, and are pleased by the response we have received from our customers and end-users to our new prototyping centre, the PoP (Power of Powder) Centre in Höganäs, which opened in October. The Centre got off to a flying start and will play a key role in Höganäs' future progress, and in driving powder metallurgy to a new level.

Income highlights

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net sales	1 364	1 353	4 571	6 103
Operating income	213	-32	298	527
Operating margin, %	*15,6*	*neg*	*6,5*	*8,6*
Earnings before tax	206	-47	271	483
Tax	-49	43	-65	-89
Net income	**157**	**-4**	**206**	**394**
Earnings per share before dilution, SEK	4,50	-0,13	5,92	11,31
Earnings per share after dilution, SEK	4,50	-0,13	5,92	11,31
Return on capital employed, % (12 months)	-	-	*7,2*	*12,8*

Business areas

Net sales, MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Components	1 028	855	3 292	4 465
Consumables	336	498	1 279	1 638
Total	**1 364**	**1 353**	**4 571**	**6 103**

Operating income, MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Components	168	-14	181	352
Consumables	45	-23	77	137
Group items[1]	-	5	40	38
Total	**213**	**-32**	**298**	**527**

Operating margin, %	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Components	16,3	*neg*	5,5	7,9
Consumables	13,4	*neg*	6,0	8,4
Total	**15,6**	***neg***	***6,5***	**8,6**

[1] Previously, the income effect of currency hedges was reported as Other/Group-wide items and separated from the segment's operating income. From 2009 onwards, everything in our operations is reported by segment, apart from the sale of CO_2 rights, which will also continue to be reported as Other/Group-wide items. Comparative figures for the previous year have been re-stated correspondingly.

Sales by geographical region

Net sales, MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Europe	469	448	1 550	2 396
America	381	435	1 349	1 728
Asia	514	470	1 672	1 979
Total	**1 364**	**1 353**	**4 571**	**6 103**

Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 4,571 in 2009, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

Group progress

NET SALES AND VOLUME

Net sales and volume by quarter


MSEK
Ton
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Volume
Net Sales

Volumes


R12 Ton
Ton
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Volume
Volume, rolling 12 months

Metal prices


USD/ton
USD/ton
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
06/Q2 06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4
Nickel
Steel scrap

Exchange rates


SEK
SEK
12
10
8
6
4
2
0
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
USD/SEK
EUR/SEK
100 JPY/SEK

Fourth quarter 2009

Net sales were MSEK 1,364 (1,353), up 1% year on year. The effect of higher sales volumes was offset by lower metal prices. Overall, currency effects were insignificant, at +1%. The price increases over and above metal price surcharges implemented early in the year had a positive impact on turnover. But the effect of changes in metal prices remained negative. Metal price surcharges were lower in the fourth quarter 2009 than the corresponding period of 2008 because market prices of the most important metals, primarily iron scrap, fell in autumn 2008.

Sales volumes were up 27% on the fourth quarter 2008. Volumes were higher than the previous year in most countries, due to the very sharp volume fall in November-December 2008. But compared to the third quarter of 2009 too, the volume expansion was significant across all markets. Progress in Asia was stronger than expected. In China and India, sales volumes were the highest ever, and also significantly higher than the fourth quarter of 2007. Höganäs judges that stimulus packages to promote domestic demand were decisive to the volume gains in all regions.

January - December 2009

Net sales were MSEK 4,571 (6,103), down 25% on 2008 due to lower sales volumes. Net sales experienced a positive effect due to depreciation of the Swedish krona, +14%, and price increases, but negatively by metal price changes. Excluding the operation acquired 2008 from Kobelco, net sales reduced by 26%.

The rapid demand slowdown across the automotive industry and other important customer segments in late-2008 resulted in abnormally high inventory levels right through the value chain around the previous year-end. High inventory levels combined with an accentuated focus on cash flow resulted in most customers worldwide downscaling production rates in early 2009 to reduce inventory levels. Accordingly, the demand for Höganäs' products was very weak in the first quarter. Stimulus measures like scrapping premiums were introduced progressively across a number of countries, and tax easings and discounting on durable goods were offered in Asia and South America. Overall, these measures created an increase in private consumption and demand from the end of the first quarter. The brisk demand gains meant that inventory levels through the value chain were at low levels after the summer. Thus customers' need to reinstate normal inventory levels also helped lift sales more than expected for Höganäs through the autumn.

INCOME AND RETURNS

Gross profit by quarter



MSEK
SEK/ton
400
350
300
250
200
150
100
50
0
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Gross profit, MSEK
Gross profit per tonne, SEK

Gross profit per ton



SEK/ton
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Gross profit, SEK/tonne rolling 12 months
Gross profit per tonne, SEK

Operating income by quarter



MSEK
MSEK
700
600
500
400
300
200
100
0
-100
-200
05/Q1 05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3
Operating profit
Operating profit, rolling 12 months

Fourth quarter 2009

Gross profit was MSEK 382 (130). Higher sales volumes and price increases, combined with cost savings, resulted in significantly higher gross profit than the previous year. The additional contribution from higher sales volumes amounted to some MSEK 125. Profits in the corresponding period previous year were charged with metal inventory losses, inventory impairment (MSEK 40) and costs for severance pay and collective agreement occupational pensions relating to personnel reductions implemented (MSEK 23). MSEK 29 of impairment charges were taken on fixed assets in 2009. Overall, exchange rates were somewhat less favourable than in 2008.

Increased production volumes continued to improve cost absorption, even compared to the third quarter. Focused cost control created notable margin gains, as is also evident in the 'gross profit per ton' graph. Rising metal prices caused metal hedge losses of MSEK -15 in the quarter, which was posted to income. In the fourth quarter 2008, falling nickel and copper prices resulted in positive hedge earnings of MSEK 26.

Overall, other operating income and operating expenses were MSEK 1 (-14), which includes an earnings effect from currency forward contracts of MSEK -2 (-93) and exchange rate differences of MSEK 2 (92).

Currency fluctuations against the Swedish krona were very moderate during the fourth quarter 2009, unlike the previous year.

Operating income was MSEK 213 (-32). Income was charged with restructuring costs related to personnel reductions of MSEK -35 in the previous year. Operating margin for the fourth quarter was 15.6% (-2.4), a continued improvement on previous quarters mainly due to better absorption of fixed costs.

Income before tax was MSEK 206 (-47). Income after tax was MSEK 157 (-4).

January - December 2009

Gross profit was MSEK 960 (1,046). The negative change was caused by reduced sales volumes, mainly in the first half-year. This resulted in a significant shortfall of some MSEK 550. Additionally, a low rate of inventory turnover resulted in income being charged with relatively high metal costs in the first half-year. To some extent, this was countered by price increases made in the first quarter, and cost savings implemented. Thanks to rising volumes, cost absorption improved and was very satisfactory in the second half-year. Gross profit was also positively affected by more favourable exchange rates than in 2008 until the third-quarter inclusive. Furthermore, fourth-quarter income was charged with the aforementioned metal inventory losses, inventory impairment and costs for implementing personnel

reductions in 2008. But these positive variances in 2009 against 2008 were offset to some extent by MSEK 29 of impairment charges on fixed assets.

Nickel and copper prices rose in 2009, especially in the third quarter, whereas they fell heavily in 2008. This resulted in a difference in metal hedging earnings posted to income of MSEK -75 for the full year.

Other operating income and operating expenses were MSEK -61 (53), including sales of CO_2 emission rights in the second quarter of MSEK 40 (33), an earnings effect from currency forwards contracts of MSEK -94 (-73) and exchange rate differences of MSEK -13 (105). The periodical depreciation of the Swedish krona in the first quarter of 2009 caused positive exchange rate differences, while some appreciation in the remainder of the year caused negative exchange rate differences.

The total currency effect, i.e. on gross profit and other operating items, is estimated to have improved income by MSEK 100 year on year.

Operating income was MSEK 298 (527). Operating margin for the year was 6.5% (8.6). Operating margins were pressurised by the weak absorption of fixed costs in the first half-year.

Income before tax was MSEK 271 (483). Income after tax was MSEK 206 (394).

Returns


30%
25%
20%
15%
10%
5%
0%
05/Q1
05/Q3
06/Q1
06/Q3
07/Q1
07/Q3
08/Q1
08/Q3
09/Q1
09/Q3
Return on capital employed
Target return on capital employed

Return on capital employed

Return on capital employed for the past 12 months was 7.2% (12.8). Returns for the second half-year isolated were 18% due to better income and lower capital tied-up.

Progress of Höganäs' business areas

COMPONENTS

The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net sales	1 028	855	3 292	4 465
Operating income	168	-14	181	352
Operating margin, %	*16,3*	*neg*	*5,5*	*7,9*
Assets			3 524	3 818
Liabilities			548	635
Investments	57	51	193	249
Depreciations	51	39	215	189
Write-downs	23	-	23	-

Sales

Net sales in the full year were MSEK 3,292 (4,465), down 26% on the previous year.

Price increases and currency effects exerted a positive effect on net sales, while sales volumes reduced by 25%. Excluding the acquisition in 2008 from Kobelco in North America, the reduction was 27%.

Sales volumes were very weak in the first quarter, but then rose gradually quarter by quarter across all regions. High inventory levels through the value chain worldwide at the beginning of the year resulted in very low sales in the January-February period. Customers shifted their focus to cash flow, lower inventory levels and cost reductions by shortening working-hours and temporary plant closures. The demand situation has gradually improved since March.

In Asia, Höganäs' sales volumes grew strongly in all countries in the second quarter 2009 compared to the first. The recovery continued in the third and fourth quarters, led by China, India and Korea. Sales in China in the fourth quarter were more than twice the level of the previous year, and up 30% on the corresponding period of 2007. In China and India, stimulus packages generated substantial upturns in domestic demand. A relocation of component production to China from other regions is also ongoing. The improving export market had a significant effect on industrial production and the production rates of Höganäs' customers in Korea too, which resulted in a robust fourth quarter, significantly better than 2008 and 2007.

There was a continuous recovery in South America through the year, with sales volumes peaking in the fourth quarter. Domestic sales of light vehicles were stimulated by temporary tax easings and discounting. In the first half-year, the North American market was restrained by uncertainty associated with the future of the major car makers. But after long production stoppages at Chrysler and GM during the summer, increased activity was again apparent in the third quarter. Sales volumes also rose sharply in the third quarter, quarter on quarter, due to an extended planned production stoppage by one of Höganäs' competitors in North America. The recovery in the fourth quarter was more moderate.

In Europe, sales volumes increased continuously from May onwards, when Höganäs judges, inventory levels through the value chain had fallen to reasonable levels. The continued demand increase then resulted in inventories falling further, to very low levels after the summer. Thus, the reinstatement of normal inventory levels also contributed to better-than-expected sales in the autumn. Discontinued, or reduced, scrapping premiums did not cause any notable sales reduction in the fourth quarter.

Income

Operating income for the full year was MSEK 181 (352) and operating margin was 5.5% (7.9).

Lower sales volumes caused a very sizeable shortfall and very weak absorption of fixed costs in the first half-year. Overall, this exerted severe pressure on operating margins. In the second half-year, the combination of higher sales volumes and positive effects of previously implemented price increases (over and above changes in metal prices), coupled with the effect of completed cost savings, produced significant income gains.

CONSUMABLES

The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs' customers include producers of welding materials, users of brazing and surface coating technologies and producers of food and animal feed.

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net sales	336	498	1 279	1 638
Operating income	45	-23	77	137
Operating margin, %	*13,4*	*neg*	*6,0*	*8,4*
Assets			1 483	1 620
Liabilities			277	372
Investments	20	33	72	129
Depreciations	20	26	75	71
Write-downs	6	-	6	-

Sales

Net sales in the full year were MSEK 1,279 (1,638), down 22% on 2008.

Price increases and currency effects had a positive sales effect, while a 17% volume reduction and lower pricing on alloy metals had a negative effect.

Continued stable market progress for oxygen absorbing products and carrier cores (for printer toners), plus seasonally high sales of hot bags, meant that sales volumes continued to rise in Asia. Welding powder sales levelled off on certain markets in the fourth quarter. Demand from the shipbuilding industry reduced and customers downscaled their inventories.

In Europe, variations in sales volumes were marginal between quarters. All segments apart from welding powder had a very negative influence from the weak manufacturing cycle.

Continuous improvement occurred in South America quarter by quarter. In the fourth quarter, activity levels for customers with export-driven sales were consistent with the corresponding period of the previous year, but still significantly lower than in 2007. In North America, volumes were somewhat weaker in the fourth quarter than the third due to lower activity late in the year, from buyers of powder for friction products. A relocation of friction product manufacture from North America to Asia is also ongoing. But thanks to increased market shares in new segments, Höganäs' full-year sales were down only marginally on 2008.

Income

Operating income for the full year was MSEK 77 (137) and the operating margin was 6.0% (8.4). Within Consumables too, lower sales volumes were the primary reason for the income downturn.

Income from metal hedges was lower than the full year 2008. Rising nickel and copper prices in the second and third quarters caused losses to be realised on forward contracts simultaneous with inventory gains. Cost savings were made in the first half-year through adapting production to the lower demand level. Thus a sustained focus on cost control, combined with rising sales volumes, caused a notable margin improvement in the second half year. Price increases (over and above metal price changes) were implemented. Year-2008 income was charged with significant metal inventory losses and inventory impairment.

Group highlights (in the reporting period)

FOURTH QUARTER

Pop Centre opening

In October, Höganäs AB inaugurated its new prototyping centre, to drive development towards greater usage of metal powder. The Power of Powder Centre (PoP Centre) houses all Höganäs' skills so that new applications can be developed alongside customers and end-users.

Guests from all around the world came to the inauguration ceremony, from component producers to representatives of a raft of companies that are using powder components more, in the automotive industry, for example. Metal powder is a class of material that offers a range of new ways towards more cost-efficient and superior alternatives. To realise business opportunities, Höganäs wants to bring players even closer together to work creatively and help customers and end-users identify new opportunities. Höganäs' metal powder experts are now working closely with customers and end-users at the Centre to transform visions into reality in short-lead times. They have equipment at technology's absolute leading edge to help them.

Höganäs testing in rally cars

Höganäs AB is sponsoring Ramona Karlsson, one of Sweden's big rally hopes, who leads one of only two all-women teams in the Swedish Rally Championship. Ramona has already won two Swedish championship golds and two bronzes in other motorsports. The team will be competing in the Swedish Rally Championship and a number of international competitions in 2010 in its new Mitsubishi EVO 9.

This partnership involves testing new products under the most challenging conditions possible, including gearwheels in gearboxes pressed from powder. The sponsorship also provides international exposure for Höganäs AB's brand, and especially our big focus to promote the Power of Powder.

FIRST QUARTER

Höganäs AB, LKAB and StatoilHydro conduct feasibility study for the world's most CO_2-neutral DRI plant

In March, Höganäs AB, LKAB and StatoilHydro reached an agreement to conduct a feasibility study for a new ironworks outside Trondheim, Norway. This project will examine the possibility for future DRI (direct-reduced iron) production in Norway. This collaboration unites the parties' technological know-how with the benefits of LKAB's iron ore pellets, Höganäs' usage and sale of metal products as well as StatoilHydro's skills in energy generation and gas refining. The intended location of the works is close to the Tjeldbergodden industrial facility, south of Trondheim, where there are good links to existing infrastructure such as an incoming natural gas pipeline, methanol plant and harbour. One main reason for using Tjeldbergodden is that CO_2 emissions can be minimised by using natural gas. The ambition is to project manage the world's most CO_2-neutral DRI plant — an ironworks with the lowest CO_2 emissions technologically possible. The study is scheduled for completion during 2010.

Other financial information

FINANCIAL POSITION

The equity/assets ratio was 51.8% at the end of the year, against 42.6% at year-end 2008. Shareholders' equity per share was SEK 76.20, against SEK 69.10 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,149 at the end of the year, down MSEK 594 on the previous year-end. The net debt/equity ratio at the end of the year was a multiple of 0.43 against 0.72 at the beginning of the financial year.

Net financial income and expenses were MSEK -27 (-44). After the redemption procedure in June 2008, which was partly financed through increased utilisation of credit facilities, interest-bearing liabilities increased in the second half year 2008. Liabilities reduced progressively in 2009, and interest rates were significantly lower than in 2008.

Cash and cash equivalents were MSEK 130 against MSEK 220 at the beginning of the financial year. Un-utilised credit facilities of MSEK 1,688 are additional of which MSEK 1,229 are five-year credit facilities.

Because the current five-year credit facility matures in June 2010, a new three-year facility has been contracted, which is in place from June 2010 onwards.

CASH FLOW

Cash flow from operating activities was MSEK 855 (564). The change in working capital had a positive effect on income of MSEK 385 in the period.

Financing activities had a MSEK -712 (-218) effect on cash flow. Utilisation of confirmed credit facilities reduced by MSEK 687 in the period. A cash dividend of MSEK 104 was paid.

ACQUISITIONS

The remaining minority of Indian subsidiary Höganäs India Ltd. was acquired for MSEK 3 in 2009, giving rise to goodwill of MSEK 1.

INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 229 (347). Depreciation and amortisation of fixed assets was MSEK 290 (260).

HUMAN RESOURCES

There were 1,456 employees at the end of the period, against 1,524 at the beginning of the year.

INCENTIVE SCHEME

The Annual General Meetings (AGMs) 2007-09 resolved on the introduction of a performance-related staff stock option plan intended to offer key staff of the group the opportunity of future stakeholding in the company, and thus increase interest in, and commitment to, the company's operations. This scheme covered the years 2007-2009 and was aimed at the Chief Executive Officer and other members of the group management, plus another some 35 key staff of the group, totalling some 50 people. These individuals were granted options depending on the group's performance in relation to target figures determined by the Board of Directors. The term of the staff stock options is a minimum of two and a maximum of four years from the grant date.

A total of 111,580 options were granted to participants of the 2007 plan, which after restatement as a result of the share redemption procedure conducted in 2008, entitle the holders to receive a total of 123,854 class B shares. The exercise price for granted options in the 2007 plan was SEK 221.50 per share, after restatement as a result of the share redemption procedure conducted in 2008. There was no granting to participants of the 2008 plan. The intention is to grant 250,000 options to participants in the 2009 plan, which would entitle them to subscribe for the same number of class B shares. The exercise price for the 2009 plan is SEK 114.20 per share.

In order to consummate the staff stock option plan, the Board of Directors has been authorised to decide on acquisitions and transfers of class B treasury shares.

SHARE CAPITAL

On 31 December 2009, Höganäs' share capital was unchanged at SEK 175,494,660, divided between a total of 35,098,932 class A and B shares, all with a quotient value of SEK 5.00 per share.

RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly significant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2008, with the risk management section and Note 31 offering a more detailed review of the group's and parent company's risk exposure and risk management.

OUTLOOK

The outlook is unchanged compared to that reported in the Interim Report for the third quarter on 23 October. The very weak demand conditions in the fourth quarter 2008 and early-2009 have improved gradually from March onwards. Our judgment is that demand will continue to improve progressively in 2010, although the rate is highly uncertain. It would be reasonable for Asia and South America to be the markets where the recovery will be most apparent, led by strong domestic demand growth; in Europe, this will take longer. Progress in North America remains highly uncertain due to the prevailing uncertainty regarding the domestic automotive industry and its subcontractors. Metal prices and exchange rates are expected to remain volatile.

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 2,411 (3,386), a 29% decrease. Sales to group companies were MSEK 679 (1,432). Lower sales were due to reduced sales volumes.

Operating income in the period was MSEK 152 (270). Parent company income was negatively affected, mainly by a very substantial shortfall caused by lower sales volumes.

Financial position

Investments in fixed assets were MSEK 127 (167). Parent company cash and cash equivalents were MSEK 19 at the end of the period, against MSEK 88 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market pricing. There were MSEK 679 (1,432) of sales of goods to related parties, while purchases of goods from related parties were MSEK 57 (82). Outstanding receivables from related parties were MSEK 1,137 (1,606) at the end of the period, and liabilities to related parties were MSEK 914 (570). The parent company had guarantees of MSEK 258 (279) in favour of subsidiaries. MSEK 20 (24) of dividends were received from subsidiaries.

As of 31 December 2009, Höganäs AB acquired all the shares of Höganäs (GB) Ltd. from wholly owned subsidiary Höganäs Belgium S. A. for an amount of MSEK 315.

The operations of the parent company (Höganäs AB) have changed on 1 January 2010 insofar as they will only encompass group-wide activities, while the operational portion for Europe Region is operated by a separate subsidiary, Höganäs Sweden AB.

NOMINATION COMMITTEE AND AGM

Pursuant to a resolution by the AGM in April, a Nomination Committee has been formed and constituted. Its members are Jenny Lindén Urnes, Lindéngruppen AB and the Chairman of the Nomination Committee, Anders G Carlberg, Chairman of Höganäs AB, Carl-Olof By, AB Industrivärden, Henrik Didner, Didner & Gerge Fonder AB and Peter Rönström, Lannebo Fonder AB.

The AGM will be held at 3 p.m. on 26 April 2010 at, HB-hallen, Höganäs, Sweden.

DIVIDEND

The Board of Directors is proposing a dividend of SEK 3.00 per share (3.00). The record date is scheduled for 30 April 2010.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

This Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). Revised IAS 1, Presentation of Financial Statements, has been applied from 1 January 2009. This change has implications including revenue and expenses previously reported directly in equity now being reported in a separate statement directly after the Income Statement. Pursuant to IFRS 8, segment disclosures should be presented based on management's perspective. Höganäs' segment information was already based on internal reporting as provided to the company management. One consequence is that Höganäs AB's division of segments has not changed from that previously presented pursuant to IAS 14. Otherwise, the accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the Accounting Principles section of the Annual Report for 2008.

This Report has not been subject to review by the company's auditors.

FINANCIAL INFORMATION

The Annual Report is scheduled for publication in week 15 (ending 18 April)
First-quarter Interim Report, 21 April
The Annual General Meeting will be held on 26 April 2010
Second-quarter Interim Report, 20 July
Third-quarter Interim Report, 22 October

STREAMED PRESS CONFERENCE

Alrik Danielson, CEO and President, and Sven Lindskog, Chief Financial Officer, will present the Interim Report in a conference call at 10:30 a.m. on 9 February 2010.

The press conference will be streamed at: www.hoganas.com/Investor Relations/Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.



Alrik Danielson
CEO and President

Höganäs AB (publ)

Höganäs, Sweden, 9 February 2010

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 9:00 a.m. on 9 February 2010.

FOR MORE INFORMATION

Please contact:
Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

Consolidated income statement

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net sales	1 364	1 353	4 571	6 103
Cost of goods sold	-982	-1 223	-3 611	-5 057
Gross profit	**382**	**130**	**960**	**1 046**
Selling expenses	-62	-64	-225	-219
Administrative expenses	-81	-50	-277	-231
Research and development costs	-26	-34	-99	-122
Other operating income	3	1	69	97
Other operating expenses	-3	-15	-130	-44
Operating income	**213**	**-32**	**298**	**527**
Financial income	1	3	5	13
Financial expenses	-8	-18	-32	-57
Income after financial items	**206**	**-47**	**271**	**483**
Tax	-49	43	-65	-89
Net income	**157**	**-4**	**206**	**394**
Net income attributable to:				
Parent company's shareholders	157	-4	206	394
Minority interests	0	0	0	0
Total earnings for the period	**157**	**-4**	**206**	**394**
Earnings per share for the period				
Before dilution, SEK	4,50	-0,13	5,92	11,31
After dilution, SEK	4,50	-0,13	5,92	11,31
Average number of shares outstanding				
Before dilution ('000)	34 805	34 801	34 805	34 803
After dilution ('000)	34 805	34 803	34 805	34 805
Number of treasury shares at end of period ('000)	294	294	294	294
Average number of treasury shares ('000)	294	294	294	296

Comprehensive income statement

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net income	**157**	**-4**	**206**	**394**
Other comprehensive income				
Translation difference	101	434	-164	552
Hedging of currency risk in foreign operations	-80	-421	225	-534
Cash flow hedges	32	-153	196	-180
Income tax relating to components of other comprehensive income	3	119	-110	150
Other comprehensive income	**213**	**-25**	**353**	**382**
Earnings per share for the period				
Before dilution, SEK	6,12	-0,72	10,14	10,98
After dilution, SEK	6,12	-0,72	10,14	10,98
Other comprehensive income attributable to				
Parent company shareholders	213	-25	353	382
Minority interests	0	0	0	0

To enable the reader to analyse changes in the company's shareholders' equity due to transactions with its equity holders (as owners) and to recognise items of the same character in the same account, in the 'new' IAS 1, a more extensive income statement, called the Comprehensive income statement, has been introduced. In addition to the traditional income statement, it also includes the profit/loss items previously reported in shareholders' equity (not transactions with owners) such as currency effects when translating foreign operations. There has also been an adjustment between translation differences and hedging risk in foreign operations for previous periods.

Consolidated balance sheet - summary

MSEK	31-Dec 2009	31-Dec 2008
Intangible fixed assets	269	248
Tangible fixed assets	2 480	2 572
Financial fixed assets	181	183
Inventories	1 152	1 479
Short-term receivables	906	940
Liquid funds	130	220
Total assets	**5 118**	**5 642**
Shareholders' equity	2 653	2 406
Long-term interest-bearing liabilities	1 142	1 917
Other long-term liabilities	378	389
Current interest-bearing liabilities	137	47
Other current liabilities	808	883
Total shareholders' equity and liabilities	**5 118**	**5 642**
Pledged assets	34	38
Contingent liabilities	81	160

Changes in shareholders' equity - summary

MSEK	31-Dec 2009	31-Dec 2008
Opening balance	2 406	2 766
Other comprehensive income	353	382
Dividends	-104	-218
Redemption of minority share	-2	-
Incentive programs	-	-2
Redemption procedure	-	-522
Total shareholders' equity and liabilities	2 653	2 406

Cash flow statement - summary

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Cash flow from operating activities before changes in working capital	201	-65	470	465
Changes in working capital	-72	119	385	99
Cash flow from operating activities	**129**	**54**	**855**	**564**
Cash flow from investments activities	-40	-87	-229	-347
Cash flow from financial activities	-99	93	-712	-218
Cash flow from the period	**-10**	**60**	**-86**	**-1**
Liquid funds, operating balance	135	148	220	211
Exchange rate differences in liquid funds	5	12	-4	10
Liquid funds, closing balance	**130**	**220**	**130**	**220**

Key indicators

MSEK	Fourth quarter 2009	Fourth quarter 2008	Accumulated 2009	Accumulated 2008
Net sales	1 364	1 353	4 571	6 103
Operating income	213	-32	298	527
Operating margin, %	*15,6*	*neg*	*6,5*	*8,6*
Capital employed	-	-	3 932	4 370
Return on capital employed, % (latest 12 months)	-	-	*7,2*	*12,8*
Equity	-	-	2 653	2 406
Return on equity, % (latest 12 months)	-	-	*8,1*	*15,2*
Financial net debt	-	-	1 149	1 743
Debt/equity ratio, multiple	-	-	0,43	0,72
Interest coverage ratio, multiple	-	-	11,0	12,0
Key figures per share [1]				
Earnings per share, SEK	4,50	-0,13	5,92	11,31
Shareholders'equity per share, SEK	76,20	69,10	76,20	69,10
Operating cashflow per share, SEK	3,71	1,55	24,57	16,20

[1] Based on 34,805,132 shares (34,805,132) which correspond to the number of shares outstanding per 31 December 2009 (31 December 2008), after dilution.

Quarterly consolidated income statement - summary

	2009				2008				2007		
MSEK	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Net sales	1 364	1 193	1 098	916	1 353	1 575	1 592	1 583	1 418	1 489	1 518
Cost of goods sold	-982	-893	-890	-846	-1 223	-1 325	-1 252	-1 257	-1 164	-1 254	-1 194
Gross profit	**382**	**300**	**208**	**70**	**130**	**250**	**340**	**326**	**254**	**235**	**324**
Selling- and administrative expenses	-143	-115	-126	-118	-114	-110	-116	-110	-101	-113	-113
Research and development costs	-26	-25	-25	-23	-34	-32	-30	-26	-35	-21	-31
Other operating income and expenses	0	-18	-3	-40	-14	23	38	6	14	11	-5
Operating income	213	142	54	-111	-32	131	232	196	132	112	175
Net financial income and expenses	-7	-7	-5	-8	-15	-19	-5	-5	-7	-7	-15
Income before tax	206	135	49	-119	-47	112	227	191	125	105	160
Net income	**157**	**102**	**37**	**-90**	**-4**	**83**	**170**	**145**	**108**	**78**	**119**

Parent company income statement

MSEK	Fourth quarter 2009	2008	Accumulated 2009	2008
Net sales	790	645	2 411	3 386
Cost of goods sold	-592	-533	-1 899	-2 812
Gross profit	**198**	**112**	**512**	**574**
Selling expenses	-26	-39	-104	-121
Administrative expenses	-41	-30	-132	-116
Research and development costs	-21	-39	-91	-123
Other operating income and expenses	-1	-14	-33	56
Operating income	**109**	**-11**	**152**	**270**
Earnings on shares in group companies	1	0	20	24
Financial income and expenses, net	-9	-31	28	-29
Income after financial items	**101**	**-41**	**200**	**265**
Appropriations	215	102	215	102
Earnings before tax	**316**	**61**	**415**	**367**
Tax	-80	-28	-105	-99
Net income	**236**	**33**	**310**	**268**
Depreciation for the period	37	35	147	144

Parent company balance sheet - summary

MSEK	31-Dec 2009	31-Dec 2008
Intangible fixed assets	98	64
Tangible fixed assets	1 186	1 222
Financial fixed assets	2 287	2 443
Inventories	495	550
Short-term receivables	528	480
Liquid funds	19	88
Total assets	**4 613**	**4 847**
Shareholders' equity	1 181	889
Untaxed reserves	695	910
Long-term interest-bearing liabilities	1 104	1 822
Other long-term liabilities	916	597
Short-term interest-bearing liabilities	79	0
Other current liabilities	638	629
Total shareholders' equity and liabilities	**4 613**	**4 847**
Pledged assets	10	10
Contingent liabilities	337	438

Changes in shareholders' equity - summary

MSEK	31-Dec 2009	31-Dec 2008
Opening balance	889	1 590
Change in hedging provision	140	-155
Group contribution paid/received, net	-54	-72
Net income	310	268
Dividends	-104	-218
Redemption procedure	-	-522
Incentive program	-	-2
Total shareholders' equity and liabilities	**1 181**	**889**